UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _____________
COMMISSION FILE NUMBER 0-14120
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Advanta Corp. Employee Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Advanta Corp.
Welsh and McKean Roads
P.O. Box 844
Spring House, PA 19477-0844

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanta Corp. Employee Savings Plan
Date: June 29, 2009	By:	/s/ Philip M. Browne
Philip M. Browne
Member of the Committee Administering the Plan

Advanta Corp.
Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Advanta Corp. Employee Savings Plan
Administrative Committee:
We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Philadelphia, PA
June 29, 2009

Advanta Corp.
Employee Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2008	2007

Assets

Investments (at fair value)	$32,050,592	$56,638,445

Participant loans receivable	803,394	899,328

Receivable from sale of T. Rowe Price Stable Value Common Trust Fund	6,186,357	0

Employer contribution receivable	115,332	971,168

Dividend and other receivable	30,259	0

Cash and cash equivalents	1,826	26,786

Total assets reflecting investments at fair value	39,187,760	58,535,727

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by stable value funds	39,305	(33,703)

Total assets available for benefits	$39,227,065	$58,502,024

See accompanying notes to financial statements.

Advanta Corp.
Employee Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2008

Increases:
Interest and dividend income	$2,426,966
Employee contributions	3,622,611
Employer contributions	1,059,581
Rollover contributions	132,309

Total increases	7,241,467

Decreases:
Net decrease in fair value of investments	(22,759,574)
Distributions to participants	(3,756,852)

Total decreases	(26,516,426)

Net decrease in assets available for benefits	(19,274,959)

Assets available for benefits, beginning of year	58,502,024

Assets available for benefits, end of year	$39,227,065

See accompanying notes to financial statements.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1) Description of Plan and Recent Developments
The Advanta Corp. Employee Savings Plan (the “Plan”), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. and its subsidiaries (“Advanta”) who have reached age 21 with six months of service.
Recent Developments
In response to the current economic environment and its negative impact on Advanta’s business, results of operations and financial condition, on May 11, 2009, Advanta announced a plan designed to dramatically limit its credit loss exposure and maximize its capital and its liquidity measures. The Plan included early amortization of Advanta’s securitization transactions in June 2009 and closing all of its customers’ accounts to future use effective May 30, 2009. The Plan also included the execution of cash tender offers for the outstanding trust preferred securities issued by Advanta Capital Trust I and a portion of the AdvantaSeries notes at prices below their par value. Advanta purchased approximately 10.8% of the $100 million outstanding trust preferred securities of Advanta Capital Trust I through the trust preferred securities tender offer. However, the AdvantaSeries notes tender offer was terminated on June 8, 2009 because it was determined that a regulatory condition to the tender offer would not be satisfied. As a result of the termination of the AdvantaSeries notes tender offer, Advanta will not be able to complete all of the components of its previously announced plan. Although Advanta does not expect to fully realize its objectives of maximizing its capital and its liquidity measures, it still expects to realize the limitation of its credit loss exposure to be achieved as a result of early amortization of the securitization transactions and the closing of all customer accounts to future use that was effective May 30, 2009. Advanta expects its bank subsidiary, Advanta Bank Corp., to enter into an agreement with its regulators in the near term about its operations.
Description of Plan
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan as of December 31, 2008 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. In 2008, eligible participants could elect to contribute up to 75% of their eligible compensation, subject to the limits under Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis. In 2008, such employer contributions were equal to 50% of each employee’s contributions to the Plan up to 5% of the employee’s eligible compensation

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
(so that the initial maximum matching contribution by Advanta would be 2.5% of an employee’s eligible compensation) subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution as of the end of the Plan year for the benefit of participants who are employed as of the last day of the Plan year. An additional matching contribution for the 2008 Plan year had not been made as of June 2009. The Plan’s management can not determine when or if such contribution will be made. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits under Section 414(v) of the Internal Revenue Code. These catch-up contributions are not eligible for employer matching contributions.
The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are highly compensated employees (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. In March 2009, $117,713 of employee contributions made in the 2008 Plan year were refunded to certain participants who are highly compensated employees. The Plan also permits Advanta to make qualified non-elective contributions.
The Plan was restated effective January 1, 2009. The Plan, as restated, provides for matching contributions equal to 100% of employee contributions up to 4% of an employee’s eligible compensation. It is intended that such contributions will constitute design-based “safe harbor” contributions.
Because contributions made under Section 401 of the Internal Revenue Code cannot be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or individual retirement account. Participants are fully vested as to employer, employee and rollover contribution accounts at all times.
Plan participants may invest their contributions in one or more investment funds and in shares of Advanta’s Class B Common Stock. The Plan invests cash related to pending trades in a short-term money market fund.
As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant’s accrued benefit in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate of the prime rate as of the date the loan is requested plus 1%. Plan loans are collateralized by the participant’s accrued benefit in the Plan.
On October 1, 2008, Schwab Retirement Plan Services, Inc. replaced Wilmington Trust Company as the Trustee of the Plan.
While it is Advanta’s intention to continue the Plan indefinitely, any termination of the Plan or discontinuance of contributions, subject to the provisions of ERISA, will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2) Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at estimated fair value. Fair values for investments, other than the Schwab Stable Value Institutional Fund- Class I Shares and the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Funds”), are based on quoted market prices. The Stable Value Funds invest principally in traditional investment contracts and synthetic investment contracts. The fair values of the Stable Value Funds are based on the net assets at fair value as reported by the Stable Value Funds.
In accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the defined contribution plan. As required by the FSP, the statements of assets available for benefits present Stable Value Funds, which invest in investment contracts, at fair value as well as an adjustment to contract value for fully benefit-responsive investment contracts held by the Stable Value Funds. The statement of changes in assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts in the Stable Value Funds. Due to the nature of the investments held by the Stable Value Funds, changes in market conditions and the economic environment may significantly impact the net asset value (“NAV”) of the Stable Value Funds and, consequently, the fair value of the Plan’s interests in the Stable Value Funds. Furthermore, changes to the liquidity provisions of the Stable Value Funds may significantly impact the fair value of the Plan’s interest in the Stable

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Value Funds. Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported NAV. Therefore, if the redemption rights in the Stable Value Funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported NAV, and the discount could be significant. The FASB recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Participant Loans and Other Receivables
Participant loans are recorded at their unpaid principal balances plus accrued interest, which approximates fair value. The carrying values of other receivables approximate fair value due to their relatively short-term nature.
Participant Accounts
Plan participants may invest their contributions and employer contributions in one or more of the investment options offered by the Plan. Investment income, representing interest and dividends, and changes in the fair value of investments, are credited to each participant on a daily basis based upon individual investment options selected.
Administrative Expenses
Some of the investment fund providers charge 12b-1 fees and similar service fees at the fund level before earnings are paid to investors. The Plan receives fund service fees from certain of these fund providers. All such fund service fees received are directed by the Plan’s fiduciaries to be used to reduce expenses of the Plan, such as recordkeeping expenses. All other administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions and transfer taxes, if any.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Distributions to Participants
Distributions to participants are recorded when paid.
Recently Issued Accounting Standards
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement also establishes a framework for measuring fair value by creating a three-level fair value hierarchy that ranks the quality and reliability of information used to determine fair value, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. The initial adoption of SFAS No. 157 did not have a material impact on the Plan’s assets available for benefits or changes in assets available for benefits. See Note 4 for disclosures about assets and liabilities measured at fair value.
Note 3) Investments
The fair values of individual investments that represent more than 5% of the Plan’s assets available for benefits were as follows as of December 31:

	2008	2007
Vanguard Institutional Index Fund — Institutional Class Shares	$7,161,742	$11,517,203
Dodge & Cox Stock Fund	6,115,442	11,367,027
Dodge & Cox Balanced Fund	4,913,032	7,779,003
Vanguard International Growth Fund — Admiral Class Shares	3,562,342	6,436,471
American Funds — The Growth Fund of America — Class R-5 Shares	2,225,794	3,544,903
T. Rowe Price Stable Value Common Trust Fund	0	5,702,391
The net decrease in fair value of investments, including gains and losses on investments bought and sold, as well as held during the year, was comprised of the following for the year ended December 31, 2008:

Dodge & Cox Stock Fund	$(5,357,179)
Vanguard Institutional Index Fund — Institutional Class Shares	(4,580,944)
Vanguard International Growth Fund — Admiral Class Shares	(3,319,347)
Dodge & Cox Balanced Fund	(3,018,495)
American Funds — The Growth Fund of America — Class R-5 Shares	(1,480,376)
Royce Value Plus Fund	(494,156)
Managers Special Equity Fund — I Class Shares	(446,386)
Columbia Mid Cap Value Fund — Class Z Shares	(334,652)

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Columbia Small Cap Value II Fund — Class Z Shares	(274,826)
JP Morgan Mid Cap Value Fund — Class A Shares	(210,889)
Western Asset Core Bond Portfolio — Institutional Class Shares	(165,554)
Munder Mid Cap Core Growth Fund — Class A Shares	(145,738)
PIMCO Real Return Fund — Institutional Class Shares	(137,746)
American Beacon Funds Small-Cap Value Fund — Planahead Class Shares	(113,829)
Goldman Sachs Growth Opportunities Fund — Class A Shares	(107,494)
PIMCO Total Return Fund — Institutional Class Shares	(19,304)
T. Rowe Price Retirement 2030 Fund	(7,205)
Schwab* Stable Value Institutional Fund — Class I Shares	3,763
T. Rowe Price Retirement 2025 Fund	1,970
T. Rowe Price Retirement 2045 Fund	(1,545)
T. Rowe Price Retirement 2055 Fund	(460)
T. Rowe Price Retirement 2050 Fund	(398)
T. Rowe Price Retirement 2020 Fund	(133)
T. Rowe Price Retirement Income Fund	(67)
T. Rowe Price Retirement 2035 Fund	(50)
T. Rowe Price Retirement 2040 Fund	27
T. Rowe Price Retirement 2015 Fund	(27)
T. Rowe Price Retirement 2010 Fund	(4)
Advanta Corp.* Class A Common Stock	(84,001)
Advanta Corp.* Class B Common Stock	(2,464,529)

Total net decrease in fair value of investments	$(22,759,574)

*	Party-in-interest to the Plan
Note 4) Fair Value of Financial Instruments
Fair Value Hierarchy
SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The level within the fair value hierarchy to measure the financial instrument shall be determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair-value hierarchy are as follows:
•	Level 1 — Quoted prices for identical instruments in active markets accessible at the measurement date.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and valuations in which all significant inputs are observable in active markets. Inputs are observable for substantially the full term of the financial instrument.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
•	Level 3 — Valuations derived from one or more significant inputs that are unobservable. The Plan’s management has concluded that the Plan has no Level 3 valuations.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2008 are categorized in the table below based upon the lowest level of significant input to the valuations.

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Investments	$31,240,982	$809,610	$0	$32,050,592
We use the following valuation methodologies for investments measured at fair value.
Common stocks: Common stocks are valued at the closing price reported in the active market in which the stock is traded and are classified as Level 1.
Mutual funds and money market funds: These investments are public investment vehicles valued using the NAV provided by the administrator of the fund and are classified as Level 1. The NAV is a quoted price in an active market.
Stable Value Funds: Stable Value Funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The Plan held one Stable Value Fund, the Schwab Stable Value Institutional Fund, as of December 31, 2008. Per review of the Schwab Stable Value Institutional Fund audited financial statements as of December 31, 2008, substantially all of the fund’s investment valuations used to determine its NAV are Level 2 valuations. Therefore, the Plan’s management classified the valuation of the Schwab Stable Value Institutional Fund as Level 2.
Note 5) Federal Income Taxes
The Internal Revenue Service issued a favorable determination letter dated December 1, 2003, concerning the Plan as qualifying under applicable provisions of the Internal Revenue Code. The favorable determination letter was issued subject to the adoption of a technical amendment to the Plan. The technical amendment was adopted by the Plan on February 19, 2004. Although the Plan has been amended, including the technical amendment, since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
the year ended December 31, 2008. Accordingly, no provision for income taxes is shown in the accompanying financial statements.
Note 6) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of assets available for benefits.
Note 7) Subsequent Event
In the first quarter of 2009, Advanta reduced its workforce by approximately 35% in order to reduce staffing to a level more commensurate with the portfolio size and scale of business activities that it anticipated for 2009. In addition, in the first quarter of 2009, Advanta continued a reduction of workforce in connection with initiatives to outsource business processes within the areas of information technology, customer service, collections, and accounting and finance. As a result of these activities, the number of active participants in the Plan decreased from 591 as of December 31, 2008 to 300 as of May 31, 2009. There were $3,282,624 of distributions to participants in the period from January 1, 2009 to May 31, 2009.
Note 8) Reconciliation of Financial Statements to Form 5500
The following represents reconciliations between the amounts shown on the accompanying financial statements and the amounts reported on the Plan’s Form 5500.

	2008	2007
Assets available for benefits at December 31, as reported in the financial statements	$39,227,065	$58,502,024
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Schwab Stable Value Institutional Fund	(39,305)	0
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund	(57,453)	33,703

Assets available for benefits at December 31, as reported in the Plan’s Form 5500	$39,130,307	$58,535,727

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2008
Net decrease in assets available for benefits for the year ended December 31, as reported in the financial statements	$(19,274,959)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Schwab Stable Value Institutional Fund at December 31, 2008	(39,305)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund at December 31, 2008	(57,453)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund at December 31, 2007	(33,703)

Net decrease in assets available for benefits for the year ended December 31, as reported in the Plan’s Form 5500	$(19,405,420)

Advanta Corp.
Employee Savings Plan
EIN 23-1462070
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	Description	Cost**	Current Value

Schwab* Retirement Advantage Money Fund	Money Market Fund		$12,857
Schwab* Stable Value Institutional Fund — Class I Shares	Common Collective Trust Fund		809,610
Vanguard Institutional Index Fund — Institutional Class Shares	Mutual Fund		7,161,742
Dodge & Cox Stock Fund	Mutual Fund		6,115,442
Dodge & Cox Balanced Fund	Mutual Fund		4,913,032
Vanguard International Growth Fund — Admiral Class Shares	Mutual Fund		3,562,342
American Funds — The Growth Fund of America — Class R-5 Shares	Mutual Fund		2,225,794
PIMCO Real Return Fund — Institutional Class Shares	Mutual Fund		833,507
Royce Value Plus Fund	Mutual Fund		1,170,762
Schwab* U.S. Treasury Money Fund	Mutual Fund		4,435
PIMCO Total Return Fund — Institutional Class Shares	Mutual Fund		1,496,381
Columbia Mid Cap Value Fund — Class Z Shares	Mutual Fund		867,915
Columbia Small Cap Value II Fund — Class Z Shares	Mutual Fund		867,353
Munder Mid Cap Core Growth Fund — Class A Shares	Mutual Fund		507,730
T. Rowe Price Retirement Income Fund	Mutual Fund		3,566
T. Rowe Price Retirement 2010 Fund	Mutual Fund		140
T. Rowe Price Retirement 2015 Fund	Mutual Fund		3,666
T. Rowe Price Retirement 2020 Fund	Mutual Fund		1,518
T. Rowe Price Retirement 2025 Fund	Mutual Fund		116,488
T. Rowe Price Retirement 2030 Fund	Mutual Fund		393,890
T. Rowe Price Retirement 2035 Fund	Mutual Fund		6,854
T. Rowe Price Retirement 2040 Fund	Mutual Fund		6,171
T. Rowe Price Retirement 2045 Fund	Mutual Fund		13,111
T. Rowe Price Retirement 2050 Fund	Mutual Fund		4,842
T. Rowe Price Retirement 2055 Fund	Mutual Fund		4,390
Advanta Corp.* Class A Common Stock	Common Stock		14,745
Advanta Corp.* Class B Common Stock	Common Stock		932,309
Participant loans receivable*, bearing interest from 5.00% to 9.75%			803,394
			$32,853,986

*	Party-in-interest to the Plan

**	Cost information is not required as investments are participant-directed.
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm